                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [fee required]

                    For the fiscal year end December 31, 2002

                                       OR

[  ]  Transition Report Pursuant to Section 15(d) of the Securities Exchange
      Act of 1934 [no fee required]

For the transition period from _________   to ____________    Commission
file number _________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

           Genesis Health Ventures, Inc. Union Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350

Genesis Health Ventures, Inc. Union Retirement Savings Plan Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 - 3:      Not applicable under ERISA filing.

Item 4:           Financial Statements and Exhibits.

                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN



                                Table of Contents



                                                                                                                    Page

Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits, December 31, 2002 and 2001                                           2

Statement of Changes in Net Assets Available for Benefits, Year ended December 31, 2002                               3

Notes to Financial Statements                                                                                         4

Schedule:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2002                                9


                          Independent Auditors' Report



The Pension Committee and the Participants
Genesis Health Ventures, Inc. Union Retirement Savings Plan:


We were engaged to audit the accompanying statements of net assets available for benefits of the Genesis Health Ventures, Inc. Union Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purposes of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 12, 2003

                         GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001




                                                        2002           2001
                                                      ----------     ---------
Investments, at fair value                            $6,748,374     7,004,324
Participant loans                                        639,973       671,613
Employer's contributions receivable                       38,195        53,721
Participant contributions receivable                      70,394       101,008
                                                      ----------     ---------
                 Total assets                          7,496,936     7,830,666
                                                      ----------     ---------
Net assets available for benefits                     $7,496,936     7,830,666
                                                      ==========     =========


See accompanying notes to financial statements.

                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002



Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                                                         $    84,685
     Contributions:
        Employer                                                                                           490,274
        Participants                                                                                     1,372,124
        Transfers from affiliated plans                                                                     29,850
                                                                                                       -----------
                 Total additions                                                                         1,976,933
                                                                                                       -----------
Deductions from net assets attributed to:
     Net depreciation in fair value of investments                                                         790,540
     Benefit payments                                                                                      664,900
     Administrative expenses                                                                                28,794
     Transfers to affiliated plans                                                                         826,429
                                                                                                       -----------
                 Total deductions                                                                        2,310,663
                                                                                                       -----------
                 Net decrease                                                                             (333,730)
Net assets available for benefits:
     Beginning of year                                                                                   7,830,666
                                                                                                       -----------
     End of year                                                                                       $ 7,496,936
                                                                                                       ===========





See accompanying notes to financial statements.

                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)    Description of the Plan

       The following description of the Genesis Health Ventures, Inc. Union Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

       (a)    General

              The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis Health Ventures, Inc. (the Company). Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation in the Plan on the first day of January or July following one year of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Contributions

              Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant's compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant's pre-tax contributions up to 3% of such participant's compensation.

              Notwithstanding any other provision of the Plan, the total pre-tax contribution made to the Plan by any participant may not exceed $11,000 for 2002. In addition, effective in 2002, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2002, the catch-up contribution limitation is $1,000.

       (c)    Participant Accounts

              Although Plan assets are collectively invested, records are maintained for each participant's individual account. Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       (d)    Vesting

              Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company's matching contributions and earnings and losses thereon is based upon years of continuous service as follows:



                                                             Percentage
                       Years of service                        vested
                       ------------------                    ----------
                       Less than 2                                0%
                       2 but less than 3                         20%
                       3 but less than 4                         40%
                       4 but less than 5                         60%
                       5 but less than 6                         80%
                       6 or more                                100%


       (e)    Payment of Benefits

              Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and his or her designated beneficiary.

              Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant's written election on forms provided by the Company.

              Nonvested benefits that are subsequently forfeited may be used by the Company to reduce future matching contributions.

       (f)    Participant Notes

              Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at a market rate at the date of the loan. Interest rates range from 4.25% to 9.50% as of December 31, 2002.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Financial Statement Preparation

              The Plan's financial statements are prepared on the accrual basis of accounting.

       (b)    Investments

              Plan investments are stated at fair value based on their quoted net asset value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

       (c)    Plan Expenses

              Company personnel perform various administrative services for the Plan, including maintenance of participant records. All Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees, which are paid for by the Plan.

       (d)    Benefits to Participants

              Benefit payments to participants are recorded upon distribution.

       (e)    Forfeitures

              Forfeitures of nonvested Company contributions are used to offset such future contributions.

(3)    Forfeitures

       As of December 31, 2002, the amount of forfeitures available for the reduction of future employer contributions was $14,292.

       The total of nonvested forfeiture accounts used to reduce employer contributions for 2002 was $20,000.

(4)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become fully vested in the Company's matching contributions.

(5)    Investments

       Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

       Janus Fund invests primarily in large-cap equity funds.

       Janus Adviser Wordlwide Fund invests primarily in common stocks of foreign and domestic companies.

       Wachovia Diversified Bond Group Trust Fund invests in full maturity bonds.

       Wachovia Enhanced Stock Market Fund invests in large-cap equity index funds.

       Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

       MFS Capital Opportunities Fund invests in large and mid-cap equity funds.

       MFS New Discovery Fund invests in small-cap equity funds.

       Dreyfus Mid Cap Index Fund invests in mid-cap equity funds.

       AIM Basic Value Fund seeks long-term capital appreciation and invests in large value funds.

       Genesis Health Ventures Stock Fund invests primarily in Company common stock.

                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       Investments as of December 31, 2002 and 2001, consisted of




                                                                                December 31
                                                                    ------------------------------------
                                                                         2002                2001
                                                                    ---------------       --------------
Cash                                                                $         --                 544
Federated Capital Preservation Fund                                    2,120,094  *        2,015,244    *
Janus Fund                                                             1,099,574  *        1,361,832    *
Janus Worldwide Fund                                                     562,224  *          612,349    *
Wachovia Diversified Bond Group Trust                                  1,279,253  *        1,078,920    *
Wachovia Enhanced Stock Market Fund                                      135,572             131,647
Vanguard Wellington Fund                                                 785,874  *          886,704    *
MFS Capital Opportunities Fund                                           708,041  *          905,465    *
MFS New Discovery Fund                                                    29,453              11,619
AIM Basic Value Fund                                                         161                  --
Dreyfus MidCap Index Fund                                                 25,518                  --
Genesis Health Ventures, Inc. Stock Fund                                   2,610                  --
                                                                    ------------           ---------
                                                                    $  6,748,374           7,004,324
                                                                    ============           =========

* Represents 5% or more of the net assets of the Plan.

       During 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $790,540 as follows:


              Funds                                               $ 790,406
              Genesis Health Ventures, Inc. Stock Fund                  134
                                                                  ---------
                                                                  $ 790,540
                                                                  =========
(6)    Income Taxes

       A favorable determination letter was received February 7, 1996, from the Internal Revenue Service stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income taxes under Internal Revenue Code Section 501(a). In the opinion of the Plan administrator, the Plan continues to operate and qualify as designed.

                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(7)    Party-in-Interest Transactions

       Plan investments in the Wachovia Diversified Bond Group Trust Fund and the Wachovia Enhanced Stock Market Fund are shares of mutual funds managed by Wachovia Bank, N.A., the trustee. These transactions qualify as party-in-interest transactions.

       The Plan incurred $28,794 of administrative fees for Wachovia's trustee and record-keeping services. These transactions qualify as party-in-interest transactions.

       Plan investments in Genesis Health Ventures, Inc. Stock Fund invests primarily in shares of the plan sponsor's publicly traded stock. These transactions qualify as party-in-interest transactions.

(8)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for plan benefits as of December 31, 2002 and 2001, from the financial statements to the Form 5500:

                                                                                2002                  2001
                                                                            ------------           ---------
            Net assets available for benefits per the
               financial statements                                         $  7,496,936           7,830,666
            Employer and participant receivables                                (108,589)           (154,729)
                                                                            ------------           ---------
            Net assets available for benefits per the Form 5500             $  7,388,347           7,675,937
                                                                            ============           =========


                                                                      Schedule 1
                          GENESIS HEALTH VENTURES, INC.
                          UNION RETIREMENT SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002



                                                              Description of            Shares or              Current
                   Identity of issue                           investments             face amount              value
--------------------------------------------------------   ---------------------    ------------------    ---------------
Federated Capital Preservation Fund                        Fund                          1,935,419           $ 2,120,094
Janus Fund                                                 Fund                         19,512,844             1,099,574
Janus Worldwide Fund                                       Fund                            787,477               562,224
Wachovia Diversified Bond Group Trust*                     Fund                          1,096,956             1,279,253
Wachovia Enhanced Stock Market Fund*                       Fund                            164,497               135,572
Vanguard Wellington Fund                                   Fund                            855,877               785,874
MFS Capital Opportunities Fund                             Fund                          1,120,376               708,041
MFS New Discovery Fund                                     Fund                             35,047                29,453
AIM Basic Value Fund                                       Fund                                164                   161
Dreyfus MidCap Index Fund                                  Fund                             29,010                25,518
Genesis Health Ventures, Inc. Stock Fund*                  Stock fund                        2,874                 2,610
Participant loans (interest rates range from
     4.25% to 9.50%)*                                      Loan agreements                                       639,973
                                                                                                             -----------
                                                                                                             $ 7,388,347
                                                                                                             ===========
*Party-in-interest transactions.



See accompanying independent auditors' report.

                                   SIGNATURES



The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



                     GENESIS HEALTH VENTURES, INC. UNION RETIREMENT SAVINGS PLAN

                                                                  (Name of Plan)







                                            By:  /s/ James W. Tabak
                                                 -------------------------------
                                            James W. Tabak, Sr. Vice President,
                                            Human Resources



Date:  June 30, 2003

                                  EXHIBIT INDEX

Item
---

23       Consent of Independent Auditors

99 Certificate of James W. Tabak, Senior Vice President, Human Resources of the Company dated June 30, 2003 pursuant to 18 U.S.C. Section 1350.